Exhibit 31

WAIVER

TO:	PolyMet Mining Corp. ("PolyMet")

AND TO:	PolyMet Mining Inc., a wholly-owned subsidiary of PolyMet (the "Company")

RE:	Floating Rate Secured Debentures of the Company due September 30, 2012

Reference is made to the Floating Rate Secured Debentures (each a "Debenture" and collectively, the "Debentures") of the Company due September 30, 2012, consisting of four debentures in the aggregate principal amount of US$25,000,000, as amended, in the case of the Tranche A Debenture, Tranche B Debenture and Tranche C Debenture, by Amendment Letter No. 9 dated August 31, 2009, as further amended, in the case of each Debenture, by Amendment Letter No. 10 dated October 20, 2009, and as further amended, in the case of each Debenture, by the Amendment and Waiver dated November 12, 2010 by and among PolyMet, the Company and Glencore AG ("Glencore").

Glencore hereby waives the restriction in section 5(b)(i) – Negative Covenants; Debt and section 5(b)(ii) – Negative Covenants; Encumbrances of each Debenture on the Company incurring the secured loan from Iron Range Resources & Rehabilitation Board to the Company in the amount of $4 million and repayable on June 30, 2016.

Upon execution and delivery, this Waiver shall be binding upon the undersigned.

Dated this 14th day of July, 2011

GLENCORE AG
By:	/s/ Stuart Cutler
Name: Stuart Cutler
Title: Officer

By:	/s/ Ivan Glasenberg
Name: Ivan Glasenberg
Title: Director

POLY MET MINING, INC.
By:	/s/ Douglas Newby
Name: Douglas Newby
Title: Chief Financial Officer